Exhibit 99.1

Scinai Reports First Half 2026 Corporate Highlights and Results with Spotlight on Growing CDMO Momentum

Investor webinar scheduled for August 26, 2026 at 11:00 a.m. EDT

JERUSALEM, August 24, 2026 /PRNewswire/ – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company combining innovative therapeutic development with a revenue-generating contract development and manufacturing organization (“CDMO”), today provided a corporate update and reported financial results for the six months ended June 30, 2026.

Corporate Highlights

●	Committed Customer Orders[1] reached approximately $3.1 million as of August 16, 2026, of which approximately $2.1 million had been invoiced.

●	The Company is progressing an expanded clinical manufacturing and CMC program for a U.S.-based biopharmaceutical company building on an existing contractual relationship and prior work performed through the customer’s affiliate.

●	Approximately $650 thousand in cash payments and advances have been received in connection with the expanded U.S. program, and substantive activities are underway while the definitive agreement covering the broader scope and commercial terms remains under negotiation.

●	The expanded program is intended to support an investigational drug product toward U.S. IND submission and Phase III clinical development.

●	The Company continues to pursue approximately $5 million in CDMO revenues for 2026

First Half 2026 Financial Results

●	Revenues increased to $949 thousand, compared with $773 thousand for the six months ended June 30, 2025. The increase was primarily attributable to the inclusion of revenues generated by the acquired Yavne operations from the acquisition date. Revenue recognized during the period reflects only the portion of customer engagements for which the applicable services had been performed and revenue recognition criteria satisfied through June 30, 2026, and does not reflect the full value of signed customer work orders extending beyond the reporting period.

●	Cost of revenues increased to $3.3 million, compared to approximately $2.0 million for the six months ended June 30, 2025, primarily reflecting the expanded cost base of our CDMO business following the acquisition and consolidation of the Yavne operations, including additional personnel, facility, depreciation and other manufacturing-related costs.

●	Gross loss was approximately $2.4 million, compared with approximately $1.3 million in the prior-year period, reflecting the expanded operating cost base of the Company’s CDMO platform while facility utilization continues to increase.

●	Research and development expenses decreased to approximately $0.8 million, compared to approximately $1.2 million for the six months ended June 30, 2025 primarily reflecting a lower level of research and development expenditures during the period and the continuing allocation of resources toward our CDMO activities, partially offset by expenditures associated with our current therapeutic development programs, including the PinCell arrangement and NanoAb activities.

●	Marketing, general and administrative expenses increased to approximately $1.4 million, compared to approximately $1.3 million for the six months ended June 30, 2025 reflecting, among other things, the expanded corporate and administrative requirements associated with the acquisition and integration of the Yavne operations and operation of the enlarged group structure.

●	Operating loss was approximately $4.6 million, compared with approximately $3.8 million for the first half of 2025.

●	Net income was approximately $1.6 million, compared with a net loss of approximately $4.1 million in the prior-year period, primarily reflecting an approximately $6.4 million bargain purchase gain associated with the acquisition of Recipharm Israel. The bargain purchase gain does not represent operating revenue or operating cash flow.

●	Net cash used in operating activities was approximately $3.9 million, compared with approximately $2.6 million in the first half of 2025.

●	Cash, cash equivalents and restricted cash totaled approximately $2.9 million as of June 30, 2026, and shareholders’ equity was approximately $11.7 million. At the closing of the acquisition, Recipharm Israel held approximately €2.0 million in cash, alongside funds for certain pre-closing expenses and liabilities. The acquired cash contributed to the Company’s post-acquisition liquidity position.

CEO Commentary

Amir Reichman, Chief Executive Officer of Scinai, commented:

“The first half of 2026 was focused on expanding and integrating our CDMO platform. As we move through the second half of the year, our focus is increasingly on commercial execution, increasing facility utilization and converting the capabilities we have built into revenue.

We are particularly encouraged by the expansion of an existing U.S. customer engagement from an initial feasibility and cGMP-readiness project into a broader proposed clinical manufacturing and CMC program designed to support a planned U.S. IND submission and Phase III clinical development with potential future expansion into commercial manufacturing. We have already received approximately $650 thousand in cash payments and advances and commenced substantive activities while the definitive agreement covering the expanded scope and commercial terms is being negotiated.

We believe this opportunity is significant not only because of its potential financial contribution, but also because successful execution would demonstrate our ability to support an advanced U.S. clinical development program through CMC development, manufacturing readiness and clinical cGMP manufacturing.

Our priorities for the remainder of 2026 are clear: execute our existing customer programs, convert our commercial pipeline into revenue, increase utilization of our Jerusalem and Yavne facilities, progress this significant U.S. opportunity and continue advancing our therapeutic programs with disciplined capital allocation.”

R&D Update

Scinai continues to pursue a capital-efficient development strategy focused on PC111 and its NanoAbs platform.

For PC111, the Company is evaluating its funding and development path, including potential participation in a future Polish FENG funding round, and is in discussions with PinCell regarding a potential extension of the existing option arrangement.

For the NanoAbs platform, Scinai continues to prioritize its systemic IL-17 bispecific antibody program and its research collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen.

Investor Webinar

Scinai will provide additional perspective on the expanded U.S. clinical manufacturing opportunity, its broader CDMO commercial pipeline, progress across its R&D programs, including PC111 and the NanoAbs platform, and its strategic priorities for the remainder of 2026 during an investor webinar on August 26, 2026 at 11:00 a.m. EDT.

Investors and other interested parties are invited to register here: LINK

The webinar will include a management presentation followed by a question-and-answer session.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on the development of innovative immunology therapies and the operation of a contract development and manufacturing organization.

The Company is advancing therapeutic programs based on technology licensed from the Max Planck Society and pursuant to its option arrangement with PinCell S.r.l.

Scinai also owns Scinai Biopharma Services Ltd., a CDMO providing development and manufacturing services to biotechnology and pharmaceutical companies through facilities in Jerusalem and Yavne, Israel.

For more information, please visit www.scinai.com.

Company Contacts

Business Development | +972 8 930 2529 | bd@scinai.com
Investor Relations, Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com

(1)	Committed Customer Orders

We define “committed customer orders” as the aggregate value of signed customer purchase orders for specified CDMO services under existing contractual arrangements, whether or not such amounts have been invoiced. Management uses committed customer orders as an indicator of committed commercial activity and anticipated CDMO utilization, and we believe this measure provides investors with useful information regarding the value of customer-authorized projects undersigned purchase orders. Committed customer orders are presented for supplemental informational purposes only and are not intended as a substitute for GAAP financial measures. Although customer purchase orders are generally non-cancellable, committed customer orders should not be interpreted as an indication of future revenue or cash receipts. The timing and amount of revenue recognition and cash payments depend on various factors, including performance of the applicable services, achievement of contractual milestones and satisfaction of the relevant accounting criteria. Projects may also be delayed, modified or remain open for extended periods.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include, among other things, statements regarding the growth of the Company’s CDMO business; Committed Customer Orders; future and expansion of existing customer engagements and business-development opportunities; utilization of the Jerusalem and Yavne facilities.

These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, risks that the Company will be unable to execute customer projects and convert commercial opportunities into recognized revenue and cash flow; that the contemplated expanded clinical manufacturing and CMC program for a U.S.-based biopharmaceutical company will not be an beneficial to the Company as anticipated, will not occur or will be delayed; that the Company will not successfully negotiate and execute definitive customer agreements; that the Company will not successfully perform development, scale-up and cGMP manufacturing activities; that the Company will not increase facility utilization, attract and retain customers and partners; that the Company will not achieve its revenue targets; that the Company will not successfully advance its PC111 and the NanoAbs platform; that the Company will not succeed in obtaining potential non-dilutive funding from its grant applications; that the Company will be unable to obtain sufficient financing or non-dilutive funding; and that the Company will be unable to regain and maintain compliance with Nasdaq’s continued-listing requirements. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,654	$1,661
Restricted cash	199	150
Prepaid expenses and other receivables	561	170
Trade receivables	74	73

Total current assets	3,488	2,054

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,711	7,793
Operating lease right-of-use assets	2,976	1,779

Total non-current assets	13,687	9,572

Total assets	$17,175	$11,626

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2026	2025

LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$844	$407
Operating lease liabilities	369	329
Other payables	1,019	849

Total current liabilities	2,232	1,585

NON-CURRENT LIABILITIES:
Loan from others	285	294
Non-current operating lease liabilities	2,926	1,644

Total non-current liabilities	3,211	1,938

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 1,600,000,000,000 shares at June 30, 2026 and at December 31, 2025; Issued and outstanding 22,800,887,584, shares at June 30, 2026 and 13,872,899,584 shares at December 31, 2025		-
Preferred shares, no par value; Authorized: 1,000 shares at June 30, 2026 and 1,000 shares at December 31, 2025 (redemption amount of $34,000); Issued and outstanding: 1,000 shares at June 30, 2026 and 1,000 shares at December 31, 2025.	5,627	5,627
Additional paid-in capital	132,516	130,062
Accumulated deficit	(124,272)	(125,846)
Accumulated other comprehensive loss	(2,139)	(1,740)

Total shareholders’ equity	11,732	8,103

Total liabilities and shareholders’ equity	$17,175	$11,626

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the six months ended June 30,
	2026	2025

Revenues	949	773
Cost of revenues	$(3,319)	$(2,043)
Gross profit (loss)	(2,370)	(1,270)

Research and development expenses, net	(839)	(1,237)
Marketing, general, and administrative expenses	(1,404)	(1,256)
Total operating expenses	(2,243)	(2,493)

Total operating profit (loss)	(4,613)	(3,763)

Gain from bargain purchase	6,401	-

Total Financial Income (Expenses) net,	(214)	(371)

Net profit (loss)	$1,574	$(4,134)

Net loss per share attributable to ordinary shareholders, basic and diluted	(* )	(* )
Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	30,189,667,540	6,364,731,650

*	Less than $0.01

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the six months ended June 30
	2026	2025

Net profit (loss)	$1,574	$(4,134)

Other comprehensive income:
Foreign currency translation adjustments	(399)	-

Total comprehensive profit (loss)	1,175	$(4,134)

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)

Balance as of January 1, 2026	13,872,899,584	-	1,000	$5,627	130,062	(1,740)	(125,846)	8,103
Vested RSU’s	279,100,000	-	-	-	-	-		-
Share-based compensation	-	-	-	-	128	-		128
Issuance of pre-funded warrants, net of issuance costs	8,598,960,000				2,321			2,321
Cumulative translation adjustment						(399)		(399)
Issuance of ordinary shares	49,928,000	-	-	-	5	-		5
Net profit (loss)	-	-	-	-	-	-	1,574	1,574
Balance as of June 30, 2026	22,800,887,584	-	1,000	5,627	132,516	(2,139)	(124,272)	11,732

*	Ordinary shares have no par value

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated Comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)

Balance as of January 1, 2025	3,411,983,584	*	1,000	$5,627	$123,629	$(1,740)	$(117,539)	$9,977
Vested RSU’s	32,816,000	-	-	-	-	-	-	-
Share-based compensation					270			270
Exercise of prefunded warrants	322,944,000	-	-	-	-	-	-	-
Issuance of ordinary shares	2,288,880,000	-	-	-	$1,745	-	-	$1,745
Net loss	-	-	-	-	-	-	(4,134)	(4,134)
Balance as of June 30, 2025	6,056,623,584	-	1,000	$5,627	$125,644	$(1,740)	$(121,673)	$7,858

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2026	2025

Cash flows from operating activities:

Net profit (loss)	$1,574	$(4,134)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation of property, plant and equipment	1,039	704
Financial expense (income) related to loan from others	(9)	33
Share-based compensation	128	270
Decrease (increase) in trade receivables	129	(56)
Gain from bargain purchase	(6,401)	-
Decrease (increase) in other receivables	(233)	(23)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(226)	(42)
SEPA commitment fees		164
Changes in operating lease right-of-use assets	117	31
Increase in trade payables	264	283
Changes in operating lease liabilities	(117)	237
Increase (decrease) in other payables	(185)	(42)

Net cash used in operating activities	(3,920)	(2,575)

Cash flows from investing activities:

Purchase of property, plant and equipment	(115)	(12)
Cash received in business combination	2,751	-

Net cash used in investing activities	$2,636	$(12)

SCINAI IMMUNOTHERAPEUTICS LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2026

Unaudited

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2026	2025

Cash flows from financing activities:

Proceeds from issuance of ordinary shares for SEPA holders, net	5	1,581
Proceeds pre-funded warrants for PIPE holders, net	2,321

Net cash provided by financing activities	2,326	1,581

Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	42

Increase (decrease) in cash, cash equivalents and restricted cash	1,042	(964)
Cash, cash equivalents and restricted cash at beginning of period	1,811	2,095

Cash, cash equivalents and restricted cash at end of period	$2,853	1,131

Non-cash transactions:
Shares issued for SEPA financing agreement	$6	100

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$2,654	989
Restricted cash	199	142

Cash, cash equivalents and restricted cash	$2,853	1,131